Exhibit 12


                CAROLINA TELEPHONE AND TELEGRAPH COMPANY
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Thousands of Dollars)


                                Three Months Ended    Nine Months Ended
                                   September 30,        September 30,
                                -------------------   ------------------
                                    (Unaudited)           (Unaudited)

                                    1994       1993       1994      1993
                                    ----       ----       ----      ----
Income before extraordinary
   item                         $ 24,564   $ 23,147   $ 73,344  $ 34,119

Capitalized interest                 (31)        (6)      (102)      (31)

Income tax provision              14,921     14,098     44,093    17,553
                                --------   --------   --------  --------
Subtotal                          39,454     37,239    117,335    51,641

Fixed charges
   Interest charges                5,641      5,155     16,283    16,341
   Interest factor of operating
     rents                           320        561      1,048     1,680
                                --------   --------   --------  --------
Total fixed charges                5,961      5,716     17,331    18,021
                                --------   --------   --------  --------

Earnings, as adjusted           $ 45,415   $ 42,955   $134,666  $ 69,662
                                ========   ========   ========  ========
Ratio of earnings to fixed
   charges                          7.62       7.51       7.77      3.87 (1)
                                ========   ========   ========  ========










NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.

(1) Net income for the nine months ended September 30, 1993 included non-recurring costs associated with the merger and integration of Sprint and Centel. The portion of such charge attributable to the Company was $41.7 million, which reduced net income for the first nine months of 1993 by $25.3 million. In the absence of the nonrecurring merger and integration costs recorded during the first quarter of 1993, the ratio of earnings to fixed charges would have been 6.18 for the nine months ended September 30, 1993.